

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Anson Yiu Ming Fong
Sino Green Land Corporation c/o Asher S. Levitsky P.C.
Sichenzia Ross Friedman Ference LLP
61 Broadway 32nd Floor
New York, New York 10006

> **Re: Sino Green Land Corporation**
> **Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed November 24, 2010**
> **File No. 333-164006**

Dear Mr. Fong:

We have completed our review of the above referenced filing and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Asher S. Levitsky
Sichenzia Ross Friedman Ference LLP
Via Facsimile (212) 981-6767